Filed by: SUEZ
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended

Subject Company: SUEZ
Exchange Act File Number: 001-15232

Date: October 18, 2006

The following is an English translation of an interview published in French in “La Tribune” in France on October 17, 2006.

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information.

If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its update filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

G. Mestrallet and J-F. Cirelli joint interview
La Tribune October 17, 2006

SUEZ-GDF: discussion about the share exchange ratio
“when the time is right”

Both groups believe they have met Brussels’ demands. The share exchange ratio for the planned merger will be discussed when the time is right.

Gérard Mestrallet, CEO of SUEZ, and Jean-François Cirelli, CEO of Gaz de France, are convinced that they have made the necessary concessions to Brussels and defend their planned merger.
They acknowledge that it is a tight timetable to have the shareholders approve the merger before the year end.

The European Commission seems to accept the concessions that you made on Friday, are you hopeful that it won’t come back with further demands?
JFCirelli – These are our final proposals. While we made more concessions than we imagined three weeks ago, this is all part of negotiating. Gaz de France has nevertheless undertaken not to sell our infrastructures in France and we will meet this objective.

Did you reach the limit for what was acceptable in Belgium?
GMestrallet – No. These are reasonable changes. For the infrastructures, we offered improved corporate governance of the infrastructures in both Belgium and France. In Belgium we separated the transport infrastructures from our international businesses and the liquefied natural gas (LNG) terminal at Zeebrugge, where we are increasing our stake from 51% to 60%. LNG is and will remain at the heart of the new group’s strategy.
JFCirelli – It is true that, following the planned asset sales in Belgium, overall we will lose just over 12.5% of our natural gas capacity. But while we are losing our industrial customers as part of the split from Distrigaz, the main thing is that we will retain our four million private Belgian customers.

You will retain a 5-year natural gas supply guarantee. What will happen after that?
GMestrallet – The new group’s strategic objectives remain unchanged by the concessions. We will be the global market leader in LNG. We will also announce in the coming weeks a contract of 1.7 million tons with a central African country enabling us to supply the USA as well as Europe. The sale of Distrigaz is roughly equivalent to an LNG contract of 2 million tons.

Are you sure that the European Commission will not demand any concessions in France?
JFCirelli – Aside from undertakings made in infrastructure, Brussels is not asking for anything else. We offered to develop the LNG terminal at Montoir-de-Bretagne by increasing capacity from 8 to 9 billion m3 currently to 12 and subsequently 16 billion m3.

Following your latest concessions will you have to revise the synergies arising from the merger that you originally estimated at €1.1 billion by 2012?
JFCirelli – In the short term, they will be reduced by some €100 million. But this reduction will be partially offset by synergies exceeding our forecasts in purchasing and insurance. All told, we expect total long-term synergies will amount to some €1 billion. Of course, this does not include the new savings that could arise from exchanging assets with other European energy suppliers that are planned under the sales imposed on us by Brussels.

Do you already know with which companies you will be exchanging assets?
GMestrallet – It’s too early to say at the moment. Many companies have expressed an interest but everything is still possible.

Are you on track to present your merger plan to your respective shareholders before the year end, and how have you planned this?
JFCirelli – It’s not quite time for the shareholder meetings. We first need a debate in the Sénat (French upper house) since the bill authorizing the privatization of GDF, which the Assemblée Nationale (French lower house) passed on October 3, is currently under review and meetings with trade unions are in progress.
GMestrallet – With regard to the planning of the various stages, we are in line with the timetable that we announced, which consists of holding the two shareholder meetings before the end of 2006. Between now and then we must keep to certain fixed deadlines regarding disclosures to trade unions and market authorities, and SUEZ has some specific requirements arising from its listing in New York. The timetable is tight without doubt. We knew this at the outset, but we are doing everything possible to meet the planned deadlines.

The major issue for the shareholders is the share exchange ratio. Do you still hold to the plan to exchange one GDF share for one SUEZ share while paying a special dividend to SUEZ shareholders?
GMestrallet – The law voted by the Assemblée Nationale prevents the French government from reducing its stake below 33%. Based on this limit, we will work on the share exchange ratio when the time is right.

So, the one for one ratio is not certain?
GMestrallet – We will discuss this matter when the time is right. We will end up with a ratio that is fair and equitable for the shareholders as we have always said…
JFCirelli – …. and fair and equitable for the shareholders of Gaz de France.

Is there an upper limit for the special dividend?
GMestrallet – The limit is that the shareholders of both groups approve it.

Could the interest expressed by François Pinault for the SUEZ environment business represent a threat for your planned merger?
GMestrallet – I will reaffirm what I have repeated many times: the Environment business together with its 70,000 employees are an integral part of SUEZ and the future merged group. We want to retain and develop this high-performance business, which is the most profitable business in the whole sector. I would like to congratulate the employees of this business for remaining calm whereas they could have been destabilized by the repeated rumours that the group would be split up.

It appears that there were tense moments in your merger discussions. What is the situation today?
JFCirelli – We are in the home straight. We had to work under major constraints. We still have to make some decisions. But regardless of the obstacles, we are determined to create a major industrial group. Our merger is one of the largest industrial ventures in the last fifteen years. There may be difficult periods but I am extremely proud to build a group that will bring much to our country and French people. We want to become their preferred energy supplier by the quality of our offering and the most competitive prices.

GMestrallet – It is a long process. In a project of this scale, it is normal for there to be temporary tensions. But we share the same industrial goal and the same vision. I am fully aware of the effort required, particularly in Belgium. I would like to thank the French and Belgian employees for their commitment to this venture and for staying calm.

However, Gaz de France employees are worried. The unions say that they lack information and don’t know what the future organization will look like…
JFCirelli – Our planned merger is an industrial development project for Gaz de France group and all its staff. We share the same objectives with SUEZ: a merger of equals since we both need each other. We are advancing the project while maintaining a constant dialogue. All will be established when the merger agreement is published around the middle of November.
GMestrallet – I have full confidence in our merger which will succeed because it is entirely based on the principle of respect and equality. I would like to remind GDF employees who may have certain worries that SUEZ has a culture of dialogue, respect and listening. Our alliances have always been based on balanced partnerships in which we seek to mutually benefit from our respective cultures. Let’s not forget that together we are now building one of the finest European energy groups.

Interview by Chantal Colomer, Béatrice d’Erceville and Martine Orange